Rimage Corporation

7725 Washington Avenue South

Edina, MN 55439

(952) 683-7900

April 11, 2013

VIA EDGAR

Attn:	Stephen Krikorian, Accounting Branch Chief
Attn:	Amanda Kim, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Rimage Corporation Form 10-Q for the quarter ended September 30, 2012 Filed November 9, 2012 Form 10-K for the fiscal year ended December 31, 2012 Filed March 15, 2013 File No. 000-20728

Dear Mr. Krikorian:

As requested, we are responding to your letter dated March 28, 2013. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-Q for the quarter ended September 30, 2012

Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Goodwill and Intangible Assets, page 10

1.	We note in your response to prior comment 1 that you continued to explain why the most recent valuation report was used. Please tell us the amount of the actual margin between the fair value and the carrying value of the most recent valuation report. We refer you to ASC 350-20-35-3F.

Response:

The Company’s acquisition of Qumu in October 2011 created a new reporting unit that did not previously exist. That is, the acquired business was a new operating segment and reporting unit now called the enterprise content distribution software business. Management conducted a full purchase price allocation accounting analysis during the fourth quarter of 2011 as part of its acquisition of Qumu. As part of this, management engaged the services of an independent qualified third-party appraiser who utilized management’s forecasted future cash flows from the enterprise content distribution software reporting unit and other relevant inputs to assist with establishing fair values of net tangible and intangible assets acquired. The fair value for the enterprise content distribution software reporting unit derived from this valuation was consistent with the carrying value established for the net assets acquired as of the acquisition date.

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As management did not identify a triggering event for the impairment of goodwill and intangible assets of the enterprise content distribution software reporting unit during the first or second quarters of 2012, the valuation report was not updated during those periods. When management determined that an impairment triggering event existed as of September 30, 2012, management engaged the services of its independent appraiser to update the valuation report based on management’s revised forecast of future cash flows of the enterprise content distribution software reporting unit. As such, until a second valuation report was developed at this time, the only valuation report available was the initial report established less than a year earlier as part of the Company’s acquisition of Qumu.

2.	Your response to prior comment 1 states that you had changes in sales personnel at Qumu. Tell us when Qumu experienced its turnover of sales personnel subsequent to the acquisition. Indicate whether the former sales personnel serviced significant customers and how long they had been employed by Qumu.

Response:

Changes in sales-related personnel subsequent to the acquisition consisted of a number of employee departures as well as the addition of new sales-related employees. Employee departures consisted of a senior sales engineer in the fourth quarter of 2011, a regional sales manager in the first quarter of 2012 and an inside sales representative in the second quarter of 2012. Tenure with the Company for these former employees ranged from eight months to approximately two years. Qumu added a new regional sales manager in the first quarter of 2012 and two inside sales representatives early in the second quarter of 2012.

A regional sales manager’s role is primarily to solicit and close new business. The role of an inside sales representative is to generate new sales prospects that can be further pursued by the regional sales managers. A sales engineer supports the pre-sales process by providing technical expertise in demonstrating the functionality of the Qumu solution. None of the former employees noted above had significant responsibilities for the servicing of existing significant customers as others in the service and support organization perform this role.

Because each of these former employees had a role in the sales development process, their collective departure caused some initial disruption in the development of the sales pipeline in the U.S. However, this disruption was expected to have only a short-term negative impact on sales, as the Company continued to invest in new sales-related resources and made targeted investments in marketing to further develop the sales pipeline.

3.	We note in your response to comment 1 that significant sales arrangements closed as of late Q2 and early Q3. Please explain whether these arrangements were subscription agreements instead of perpetual agreements. Indicate when the expected change in how some of Qumu customers procure Qumu’s products and services took place.

Response:

The significant contract closed late in the second quarter of 2012 was a $4.3 million term (subscription) license spanning a period of 43 months. Revenue for this arrangement is being recognized over the 43-month committed term. The significant contract closed in early Q3 was a perpetual arrangement consisting of two phases aggregating approximately 1.5 million Euros, including services. Software and hardware products included in the first phase were delivered in the third quarter of 2012 and software products included in the second phase are expected to be delivered at a future date. Revenue for the delivered products is recognized when delivered, assuming all other criteria for revenue recognition are met, and the associated maintenance support services are recognized over the three-year maintenance term.

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Developments occurred in the third quarter of 2012 that led management to conclude that its business model would likely evolve over time to an increased concentration of term/subscription license arrangements relative to perpetual license arrangements. Some of these developments included:

o	Business development efforts in the Asia Pacific region, where Qumu previously had very little business or sales presence, began to indicate that prospective customers would more likely want to procure Qumu’s products through either term/subscription licenses or cloud-based hosted arrangements due to the lower upfront investment required, and in the case of a hosted arrangement, lower infrastructure and support costs.
o	Additionally, as part of its annual financial planning process initiated late in the third quarter, management determined that prospective customers in other markets in the U.S. and Europe were also showing increased interest in term/subscription license arrangements for similar reasons described above for the Asian market.
o	The list of sales prospects began to include more term/subscription-based prospects during the third quarter and management closed a significant term-based managed service arrangement shortly after the end of the third quarter.
o	In light of these developments and the expected benefits to the Company of transitioning to a more predictable revenue stream where contracted orders are recognized over the period of the arrangement, management began to increase its promotion of the benefits of its cloud-based hosted arrangements and managed service arrangements.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	Tell us what consideration you gave to expanding your disclosure to include a result of operations discussion and analysis of your segment operating income (loss). See Section III.F.1 of SEC Release 33-6835.

Response:

Section III.F.1 of SEC Release 33-6835 provides that to the extent any segment contributes in a materially disproportionate way to revenues and profitability, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included.

While not specifically segregated into discrete sections of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” management believes that it has effectively addressed the information requirements outlined in the above Release, as described below.

Management’s description of revenues, gross profit and operating expenses included under “Results of Operations” of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” distinguishes relevant dollar amounts and changes by business segment and describes the key drivers behind such changes. For example, the “Revenue” section includes a table detailing revenues by segment and a paragraph for each segment describing the primary contributors to the change in revenues for that segment. Additionally, the “Gross Profit” section discloses gross profit as a percentage of revenues for each segment, and includes a discussion of key contributors to changes in gross profit for each segment from the prior year. The “Operating Expenses” section also identifies the specific increases or decreases in expenses for each segment that contributed to the aggregate increase in consolidated operating expenses. This discussion includes disclosure of the amount of non-cash charges incurred for the impairment of goodwill and intangible assets included in the enterprise content distribution software business, to allow the reader to isolate the impact of such non-recurring charges.

Given that the descriptions under “Results of Operations” of the major drivers to operating income (loss), e.g., revenues, gross profit and operating expenses, include relevant content necessary for the reader to obtain an understanding of the general operating results for each segment, and also due to the inclusion in Note 15, “Business Segment Information / Major Customers” of revenues and operating income by reportable segment, management believes that its disclosures included in Form 10-K for the year ended December 31, 2012 provide a meaningful view of the enterprise’s operating results.

Management will continue to review the requirements of this Release and other applicable SEC rules and guidance to ensure that its disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” continue to provide appropriate visibility to business segment performance.

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Critical Accounting Policies

Revenue Recognition, page 33

5.	We note from your disclosure on page 33 that you disclose arrangements in the Enterprise Content Distribution Software and Disc Publishing segments containing both software-related and non-software-related elements. We further note that this disclosure was not included in your 2011 Form 10-K. Please provide a description of the nature of your deliverables and units of accounting for these arrangements and address how each unit of accounting complies with FASB ASC 605-25-25-5(a) and 25-5(c) of that literature. In this regard, tell us whether your policy has changed.

Response:

Tell us whether your policy has changed:

The disclosure in the Form 10-K for the year ended December 31, 2012 regarding arrangements that include both software-related and non-software related elements does not reflect a change in management’s revenue recognition accounting policy or the application thereof. A similar disclosure was not included in the Company’s 2011 Form 10-K due to the limited volume and value of transactions in both the enterprise content distribution software and disc publishing segments that included both software-related and non-software related elements. Only one transaction in the disc publishing segment met this criterion in 2011, and it was unclear at that time whether or not the volume of such transactions would increase in subsequent years. Due to the timing of the acquisition of Qumu’s enterprise content distribution software business in October 2011, aggregate revenues from this segment represented only 2% of consolidated 2011 revenues, and of this amount, revenues from product sales (non-service related) represented only .8% of consolidated revenues. Such product sales in the fourth quarter of 2011 were comprised primarily of software-related elements.

Given the inclusion in 2012 of a full year of sales from the enterprise content distribution segment and a resulting increase in the number of arrangements containing both software-related and non-software related elements and a small expansion in the number of arrangements meeting this criterion in the disc publishing segment, management determined that disclosure in its 2012 Form 10-K was relevant and necessary given the increasing volume and materiality of such transactions.

Consistent with our disclosures in the 2011 and 2012 Form 10-K, the Company’s revenue recognition policy involves consideration for each transaction of whether the arrangements include software and/or non-software-related elements. For arrangements that include both software-related and non-software-related elements, the Company allocates revenue to the software deliverables and non-software deliverables based on relative selling price. Software-related items are then accounted for under ASC Subtopic 985-605 (SOP 97-2) and non-software-related elements are accounted for under ASC Subtopic 605-25.

Description of nature of deliverables and units of accounting:

Enterprise content distribution software segment – arrangements containing both software-related and non-software related elements:

o	Deliverables primarily consist of software licenses, software licensed on a server appliance and software-enabled devices. These arrangements most often include maintenance support and may also include optional professional services.

o	Software licenses, software licensed on a server appliance and associated follow-on services are all considered software-related elements and fall under the guidance of ASC 985-605, Software Revenue Recognition.

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•	Specifically, in arrangements that contain software on a server appliance, consistent with the guidance of ASC 985-605-15-3a, the software is the significant focus of the marketing effort and is the same software product that is sold separately. The appliance (tangible product) primarily provides a mechanism to deliver the software to the customer and is not instrumental in delivering the product’s essential functionality.

o	The Company has identified one product type that is a non-software deliverable. This software-enabled device is a video encoder. The Company offers both a Qumu-branded version (called “Qumu Capture Studio”) as well as a third-party version of the video encoder. The encoders are turnkey appliances for creating webcasts providing the user the ability to easily record, edit and publish video content. These products are accounted for within the scope of ASC 605-25, Multiple-Element Arrangements. Management considered the following in reaching this conclusion:

•	The third-party software included with these products functions together with the hardware to provide the essential functionality of the products.

Under Subtopic 985-605, as amended by ASU 2009-14, there is a rebuttable presumption that software elements function together with non-software elements to provide a tangible product’s essential functionality if sales of the tangible product without the software elements are infrequent. The Company never sells the video encoders without the embedded software. Also, the hardware substantively contributes to the tangible product’s essential functionality with its touch screen capabilities as well as the audio video capture cards (proprietary printed circuit cards). These circuit cards facilitate enhanced video mixing that allows the device to process and create video data. The appliance also includes other complex circuitry that supports this process in conjunction with the operating system software. As such, the hardware is not simply a delivery mechanism for the software. Once the software is embedded on the video encoder by the supplier, it is not removed and loaded onto a different device. The marketing materials published for the video encoder do not emphasize the software; instead, they focus on the holistic capabilities of the product as a “studio in a box.”

Disc publishing segment - arrangements containing both software-related and non-software related elements:

o	Deliverables are limited to transactions containing third-party video synopsis software loaded on a hardware appliance (third-party server) and associated software maintenance support. As noted earlier, the Company has allocated the arrangement consideration between software and non-software units of accounting for these transactions using the relative fair value approach based on estimated selling price supported by third party evidence for the respective elements.

o	The third-party software is the significant focus of marketing efforts and is sold separately by the third party on a regular basis. The third-party software and hardware appliance do not function together to provide the essential functionality of the tangible product. Thus, under ASC 985-605-15-3c, the third-party software and associated software maintenance are considered software-related elements and fall under the guidance of ASC 985-605.

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o	The hardware appliance (third-party server) is a self-contained, tangible device and is not dependent on the third-party software to function. Under ASC paragraph 985-605-15-3, hardware deliverables included in software arrangements must be evaluated to determine whether the software is essential to the functionality of the hardware. The video synopsis software is not essential to the functionality of this third party server because the server does have substantive functionality without the software and is sold on a stand-alone basis. Therefore, the hardware appliance is considered non-software related and is under the guidance of ASC 605-25.
o	Because we have not been able to establish VSOE for the maintenance on the software product, the revenue associated with the software unit of accounting, which includes the software license and post-contract support (PCS), is recognized ratably over the period of PCS.

Address how each unit of accounting complies with ASC 605-25-25-5(a) and 25-5(c):

ASC 605-25-25-5 (a) and (c) provides that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

a.	The delivered item or items have value to the customer on a stand-alone basis. The item or items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a stand-alone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

Enterprise content distribution software segment – ASC 605-25-25-5 compliance:

Delivered products that fall under ASC 605-25 (as described above) qualify as separate units of accounting based on the following:

1.	Both the Qumu-branded video encoder and third-party version can and are sold on a stand-alone basis by us as well as the third-party suppliers and can be resold by the customer.

2.	The Company does not provide for a general right of return on the delivered items.

Delivered products that fall under ASC 985-605 (as described above) qualify as separate units of accounting based on the following:

1.	These products are regularly sold without the encoder-related products that fall under the guidance of ASC 605-25. While the products that fall under ASC 605-25 enhance the overall solution, they are not essential to the functionality of the solution and many customers do not purchase these products.

2.	These products could be resold by the customer on a stand-alone basis. The follow-on maintenance support and professional services are not essential to the functionality of the software.

3.	The Company does not provide for a general right of return on the delivered items.

Disc publishing segment - ASC 605-25-25-5 compliance:

The delivered hardware appliances that fall under ASC 605-25 and are included in the video synopsis software arrangements qualify as separate units of accounting based on the following:

1.	The hardware appliance is a self-contained tangible device that can be sold by the third-party vendor for many different applications. The Company could also sell the hardware on a stand-alone basis.

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2.	The Company does not provide for a general right of return on the delivered items.

Delivered products that fall under ASC 985-605 (as described above) qualify as separate units of accounting based on the following:

1.	The delivered software is third-party software that is sold by the third party on a stand-alone basis for many uses outside of the Rimage product. The Company could also sell the software on a stand-alone basis.

2.	The Company does not provide for a general right of return on the delivered items.

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James R. Stewart at (952) 683-7900 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ James R. Stewart

James R. Stewart, Chief Financial Officer